AMENDED SCHEDULE A,

dated April [XX], 2024,

to the

INVESTMENT ADVISORY AGREEMENT,

dated October 10, 2023,

between

THE ADVISORS’ INNER CIRCLE FUND III

and

RAYLIANT INVESTMENT RESEARCH

The Trust shall pay to the Adviser, as compensation for the Adviser’s services rendered, a fee, computed daily at an annual rate based on the average daily net assets of each of the Funds in accordance with the following fee schedule:

Fund	Rate
Rayliant Quantamental China Equity ETF	0.60%
Rayliant Quantitative Developed Market Equity ETF	0.65%
Rayliant Quantamental Emerging Market ex-China Equity ETF	0.65%
Rayliant SMDAM Japan Equity ETF	0.65%

ACKNOWLEDGED AND ACCEPTED BY:

THE ADVISORS' INNER CIRCLE FUND III

By:
Name:
Title:

RAYLIANT INVESTMENT RESEARCH

By:
Name:
Title:

A-1